BioHarvest Advances Botanical Synthesis Leadership as VINIA Daily Chews Unlock More Value from Its First Consumer Product

Single-dose VINIA Daily Chews broaden demographics and usage occasions while demonstrating the commercial versatility of Botanical Synthesis

Format expansion shows how BioHarvest can help CDMO partners move from plant-cell compositions to differentiated consumer products

Vancouver, British Columbia and Rehovot, Israel – September 15, 2026 – BioHarvest Sciences Inc. (Nasdaq: BHST) (TASE: BHST) (FSE: 8MV0), a Botanical Synthesis company developing and manufacturing proprietary plant-based compositions for customers and its own portfolio, today announced the launch of single-dose VINIA® Daily Chews. The new delivery format is designed to expand the addressable market for VINIA and to further demonstrate BioHarvest’s progress toward leadership in industrial-scale Botanical Synthesis, the platform behind the Company’s approach to consistent, full-spectrum plant compounds at scale.

VINIA is BioHarvest’s proprietary red-grape cell composition and is the Company’s first consumer product originated from Botanical Synthesis. It is both a core commercial asset and live validation of the platform. Produced as a natural, non-GMO powder, VINIA demonstrates BioHarvest’s ability to develop a proprietary plant-cell composition, manufacture it at commercial scale, and incorporate it into multiple finished-product formats. Daily Chews are part of BioHarvest’s continuing effort to unlock more of VINIA’s value through new formats, broader demographics, and deeper daily habit formation.

“BioHarvest is building toward leadership in Botanical Synthesis as a CDMO and as a creator of proprietary compositions,” said Dr. Zaki Rakib, CEO of BioHarvest Sciences. “VINIA is our first consumer product from the platform and one of our most important assets. Its value is still being unlocked as we scale, expand formats, and reach broader demographics. Daily Chews show that path in market: a natural, non-GMO composition manufactured as powder and brought into formats that fit more daily habits, while giving prospective CDMO customers a live example of the flexibility and commercial potential of Botanical Synthesis.”

The new single-dose VINIA Daily Chews expand the VINIA portfolio beyond traditional capsules and are designed for consumers who prefer convenient, chewable alternatives. Each individually packaged Daily Chew delivers 400 mg of VINIA, the same daily VINIA amount as the Company’s capsule format, in a format intended to fit a broader set of daily habits. By extending VINIA across delivery formats, BioHarvest intends to broaden the demographics and usage occasions addressed by the brand while continuing to build long-term value in the VINIA franchise.

Early market feedback on the chewable VINIA format indicates strong customer engagement and retention relative to expectations for a new delivery form, and management believes Daily Chews are well aligned with the broader demographic mix the Company is now reaching through expanded advertising, supporting conversion into a daily habit and deeper franchise value.

The global gummy/chewable supplements market is estimated at approximately $24.4 billion in 2025 and is projected to grow at a 14.4% CAGR through 2030,(1) reflecting strong consumer demand for convenient formats that can reach demographics beyond traditional capsule users.

For BioHarvest, expansion of VINIA into additional formats also serves a broader strategic purpose. Botanical Synthesis produces plant-based compositions in a versatile powder format, creating opportunities for incorporation into a range of consumer products. VINIA gives prospective CDMO customers a commercial example of how a BioHarvest composition can progress from plant-cell development through scaled manufacturing and into differentiated consumer formats.

The new single-dose VINIA Daily Chews are designed to complement the existing VINIA portfolio, giving consumers greater choice while providing BioHarvest with an additional pathway for customer acquisition, retention, market expansion, and revenue growth.

Each individually packaged VINIA Daily Chew contains 400 mg of VINIA and 6 mg of piceid resveratrol, a daily dosage which has been clinically shown to increase arterial dilation and improve blood flow.(2)

Beyond convenience, the chewable format also provides an opportunity to explore oral transmucosal delivery of piceid resveratrol and grape polyphenols. Published research on transmucosal resveratrol delivery provides a scientific basis for exploring how delivery format may affect the absorption and systemic exposure of resveratrol and other grape-derived polyphenols. Research has shown that compounds delivered through the tissues of the mouth may partially bypass gastrointestinal degradation and first-pass liver metabolism, potentially influencing the timing and extent of systemic exposure.(3)

VINIA® Daily Chews in the single-dose format are now available for purchase on www.vinia.com.

Footnotes

(1) MarketsandMarkets- Nutraceutical Gummies Market Report February 2026: https://www.marketsandmarkets.com/Market-Reports/nutraceutical-gummies-market-15848651.html?

(2)  These statements have not been evaluated by the Food and Drug Administration. This product is not intended to diagnose, treat, cure or prevent any disease.

(3)  Paczkowska-Walendowska et al., 2021. “Buccal Resveratrol Delivery System…” https://www.mdpi.com/1999-4923/13/3/417

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (TASE: BHST) (FSE: 8MV0) is a Botanical Synthesis company leveraging its proprietary technology platform to develop and manufacture plant-based compositions without growing the underlying plant. Through Botanical Synthesis, BioHarvest produces consistent, full-spectrum plant compound compositions designed for commercial use across consumer and partner applications, advancing BioHarvest’s mission to provide natural wellness at scale.

The Company is increasingly focused on applying its Botanical Synthesis capabilities as a Contract Development and Manufacturing Organization (CDMO), partnering with customers to develop, scale, and manufacture valuable plant-based compositions across multiple industries. BioHarvest combines plant-cell biology, process development, and scaled manufacturing to provide partners with a path from plant cells to commercially viable compositions.

BioHarvest also owns proprietary assets developed through its Botanical Synthesis platform, including VINIA®, its first consumer product from Botanical Synthesis and commercially established red-grape cell composition. These proprietary assets provide BioHarvest with additional opportunities for value creation while demonstrating the commercial capabilities of its technology platform.

To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. These statements are based on management's current expectations, beliefs, and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. There is no guarantee that the single-dose option will generate revenue, reach new customer segments,  increase usage occasions,  and expand the overall addressable market for VINIA. Successful commercialization of any compound  is subject to consumer preferences, advertising budgets and other factors affecting market acceptance of new products which are uncertain and cannot be assured. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not undertake any obligation to update forward-looking statements except as required by applicable law. Additional information is contained in the Company's SEC filings, available at http://www.sec.gov.

BioHarvest Company Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com